3/16/2004

SECUR 04002020 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED MAR 17 2004 THOMSON FINANCIAL

SEC FILE NUMBER
8- 14108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank L. Pepe (212) 598-8445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank L. Pepe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President & Controller

Title

Notary Public

BRIAN J. RAVITZ
Notary Public, State of New York
No. 31-4761769
Qualified in New York County
Commission Expires December 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditor's report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Statement of Cash Flows

Guardian Investor Services LLC
(An indirect wholly owned subsidiary of the Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	2,775,047
Cash segregated under federal regulations		10,000
Securities purchased under agreement to resell		15,100,755
Investments, at market value		12,473,501
Receivable from affiliates		3,545,585
Deferred distribution costs, net of accumulated amortization of $17,411,947		245,705
Capitalized software costs, net of accumulated amortization of $1,504,969		266,865
Other receivable		250,973
Other assets		373,999
Total Assets	$	35,042,430
Liabilities and Member's Equity		
Due to The Guardian Life Insurance Company of America	$	4,620,377
Dividend payable		2,200,000
Income taxes payable		1,275,450
Commissions payable		1,526,526
Other payables and accrued expenses		4,792,255
Deferred taxes		28,518
Total Liabilities		14,443,126
Member's Equity		1,700,000
Undistributed Income		18,899,304
Total Member's Equity		20,599,304
Total Liabilities and Member's Equity	$	35,042,430

The accompanying notes are an integral part of these financial statements.